FORM 4                      U.S. SECURITIES AND EXCHANGE COMMISSION
                                     Washington, D.C. 20549


      Check here if no longer
      subject to Section 16.
      Form 4 or Form 5 obligations
      may continue. See Instr. 1(b).


                         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                         Filed pursuant to Section 16(a) of the Securities and Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                           of the Investment Company Act of 1940.

1.  Name and address:

BETUKER    KENNETH     S.
 (Last)   (First)  (Middle)

 85 Spring Valley Road
        (Street)

RIDGEFIELD,    CT        06877
(City)       (State)     (Zip)

2.  Issuer Name and Ticker or Trading Symbol:  Noodle Kidoodle, Inc., -NKID

3.  IRS or Soc. Sec. Number of Reporting Person (Voluntary): ###-##-####

4. Statement for Month/Year:   September, 1999

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)

            Director                   10% Owner

        X   Officer                    Other (specify below)
           (give title
            below)

        Chief Financial Officer

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of   2. Trans-   3. Trans-     4. Securities Acquired (A)      5. Amount of       6. Ownership     7. Nature of
   Security      action      action        or Disposed of (D)              Securities         Form:            Indirect
  (Instr.3)      Date        Code         (Instr. 3,4 and 5)               Beneficially       Direct (D)       Beneficial
                            (Instr.8)                                      Owned at End       Indirect (I)     Ownership
                (Month/                             (A)or                   of Month           (Instr. 4)       (Instr.4)
                 Day/       Code   V       Amount   (D)     Price         (Instr.3 and 4)
                 Year)






















TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of   2.Conver-  3.Trans-  4.Trans-  5.Number   6.Date      7. Title and    8.Price  9.Number  10.Owner-  11.Na-
   Derivative   sion or    action    action    of         Exer-        Amount of      of       of         ship       ture
   Security     Exercise   Date      Code      Deriva-    cisable      Underlying     Deriv-   Deriva-    Form       of In-
   (Instr.3)    Price of            (Instr.8)  tive       and          Securities     ative    tive       of De-     direct
                Deriv-    (Month/              Secur-     Expir-       (Instr. 3      Secur-   Securi-    rivative   Bene-
                Security   Year)               ities      ation         and 4)        ity      ities      Secu-      ficial
                                               Acquired   Date                        (Instr.  Bene-      rity:      Owner-
                                               (A) or     (Month/                       5)     ficially   Direct     ship
                                               Disposed    Day/                                Owned at   (D) or    (Instr.
                                               of (D)      Year)                               End of     Indi-       4)
                                               (Instr.3,                                       Month      rect (I)
                                                 4, 5)    Date Expir          Amount         (Instr.4)  (Instr.4)
                                                          Exer ation          or Num-
                                                          cis  Date           ber of
                                    Code  V    (A)  (D)   able        Title   Shares

Qualified                                                            Common
Stock Option     4.438   9/22/99      T   V   20,000      (1)   (2)  Stock    20,000           20,000        D



Explanation of Responses:

(1)  Exercisable dates:  September 22, 2000   5,000
                         September 22, 2001   5,000
                         September 22, 2002   5,000
                         September 22, 2003   5,000

(2)  Expiration date:    September 22, 2004



                           /s/Kenneth S. Betuker              12/01/99
                           Signature of Reporting Person        Date